Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Registration No: 333-162463

Forward-Looking Statements
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, whether the antitrust authorities and the Federal District Court will give regulatory clearance to complete the merger at all or without restrictions or conditions that would be detrimental or have a materially adverse effect on the combined company after the merger is completed whether the merger will be consummated, and other statements that are not historical facts. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Baker Hughes or BJ Services may not prevail and may incur significant costs in defending or settling any action under the antitrust laws. There can be no assurance that all of the conditions to complete the merger will be satisfied. Prior to closing, a Hold Separate Stipulation and Order will need to be approved by the Federal District Court in Washington, D.C., subject to the Antitrust Procedures and Penalties Act, 15 U.S.C. Section 16. The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of any litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.
Additional Information and Where to Find It
These materials are not a substitute for the Registration Statement that Baker Hughes filed with the SEC in connection with the proposed transaction with BJ Services, or the definitive joint proxy statement/prospectus sent to security holders of Baker Hughes and BJ Services on or about February 16, 2010 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 12, 2010, WHICH WAS SENT TO SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ON OR ABOUT FEBRUARY 16, 2010, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Baker Hughes or BJ Services common stock.
The definitive joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The definitive joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.

Integration Update — March 31, 2010
Two news releases, included below, were released in the last 24 hours addressing the status of the merger between Baker Hughes and BJ Services. In summary, we reached a general understanding with the Antitrust Division of the U.S. Department of Justice regarding divestitures that will be required as a condition to governmental approval of the pending merger between the companies. Today, an important step was completed when shareholders from both companies approved the merger agreement. The final steps to complete the transaction are now anticipated to occur in early April.
IT IS IMPORTANT FOR ALL EMPLOYEES TO UNDERSTAND THAT THE MERGER IS NOT COMPLETE, AND THAT THE TWO COMPANIES MUST CONTINUE TO OPERATE INDEPENDENTLY. During this final period, interactions between the two companies will continue to be coordinated by the Integration Program Office (IPO).
Please Remember
Baker Hughes and BJ Services must continue to operate independently until the merger has been completed.
All Baker Hughes and BJ Services employees must continue to report only to their current supervisor until the transaction closes.
Safety and service quality are our top priorities. Please do your part to ensure that our operations are as safe and environmentally responsible as ever.
March 30 News Release — BHI and BJS Reach Understanding with DOJ on Pending Merger
Baker Hughes Incorporated (NYSE: BHI) and BJ Services Company (NYSE: BJS) have reached a general understanding with the Antitrust Division of the U.S. Department of Justice regarding divestitures that will be required as a condition to governmental approval of the pending merger between the companies.
Pursuant to the understanding, Baker Hughes will be required after the closing to divest two stimulation vessels (the HR Hughes and Blue Ray) and certain other assets used to perform sand control services in the U.S. Gulf of Mexico. The Antitrust Division of the U.S. Department of Justice, Baker Hughes and BJ Services are finalizing a proposed Final Judgment. The Final Judgment must be approved by the Federal District Court in Washington, D.C. before the closing can occur. The parties do not expect that the divestiture will be material to the business or financial performance of the combined company following the merger.
The special meetings of each of the Baker Hughes’ and BJ Services’ stockholders will be reconvened on March 31, 2010, at 9:00 a.m. Central Daylight Time, to vote on the merger and related matters as previously announced. Baker Hughes and BJ Services expect to close the merger as soon as practicable in early April following the expected approval by their stockholders at such meetings and the Federal District Court in Washington, D.C., subject to the other closing conditions.

http://investor.shareholder.com/bhi/releasedetail.cfm?ReleaseID=455750
March 31 News Release — Baker Hughes and BJ Services Stockholders Approve Merger
Baker Hughes Incorporated (NYSE: BHI) and BJ Services Company (NYSE: BJS) announced the results of their special meetings of stockholders held earlier today. BJ Services’ stockholders voted to approve and adopt the Agreement and Plan of Merger with Baker Hughes. Baker Hughes’ stockholders voted to approve issuance of additional shares of common stock of Baker Hughes related to the merger with BJ Services pursuant to the Agreement and Plan of Merger. The Baker Hughes stockholders also approved amendments to the two Baker Hughes Long-Term Incentive Plans for directors, officers and employees.
As previously disclosed, Baker Hughes and BJ Services have reached a general understanding with the Antitrust Division of the U.S. Department of Justice regarding divestitures that will be required as a condition to governmental approval of the pending merger. The companies expect that the closing will occur as soon as practicable in early April following approval by the Antitrust Division of the U.S. Department of Justice and the Federal District Court in Washington, D.C. of a Final Judgment, subject to the other closing conditions.
http://investor.shareholder.com/bhi/releasedetail.cfm?ReleaseID=455929
For Additional Information
Please feel free to submit questions to your respective HR department. Frequently asked questions and other communications regarding the integration are available on the transition website, www.premieroilservices.com.
Regards,

Andy O’ Donnell,	Dave Dunlap

Forward-Looking Statements
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, whether the antitrust authorities and the Federal District Court will give regulatory clearance to complete the merger at all or without restrictions or conditions that would be detrimental or have a materially adverse effect on the combined company after the merger is completed whether the merger will be consummated, and other statements that are not historical facts. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Baker Hughes or BJ Services may not prevail and may incur significant costs in defending or settling any action under the antitrust laws. There can be no assurance that all of the conditions to complete the merger will be satisfied. Prior to closing, a Hold Separate Stipulation and Order will need to be approved by the Federal District Court in Washington, D.C., subject to the Antitrust Procedures and Penalties Act, 15 U.S.C. Section 16. The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of any litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.
Additional Information and Where to Find It
These materials are not a substitute for the Registration Statement that Baker Hughes filed with the SEC in connection with the proposed transaction with BJ Services, or the definitive joint proxy statement/prospectus sent to security holders of Baker Hughes and BJ Services on or about February 16, 2010 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 12, 2010, WHICH WAS SENT TO SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ON OR ABOUT FEBRUARY 16, 2010, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Baker Hughes or BJ Services common stock.
The definitive joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The definitive joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.